SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1 )

Seabright Holdings Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

811656107

(CUSIP Number)

12/31/10

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒

Rule 13d-1(b)

☐

Rule 13d-1(c)

☐

Rule 13d-1(d)

 (Continued on following pages)

CUSIP NO. 13 G Page 2 of 5 Pages

1	NAME OF REPORTING PERSON PHILADELPHIA FINANCIAL MANAGEMENT OF SAN FRANCISCO, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 20-0912242
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,267,544
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 1,267,544
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,267,544
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.75%
12	TYPE OF REPORTING PERSON IA

CUSIP NO. 13 G Page 3 of 5 Pages

Item 1(a).

Name of Issuer:

Seabright Holdings Inc.

Item 1(b).

Address of Issuer’s Principal Executive Office:

1501 4th Avenue
Suite 2600
Seattle,WA   98101
United States

Item 2(a).

Name of Person Filing:

Philadelphia Financial Management of San Francisco, LLC (“Philadelphia Financial”)

Item 2(b).

Address of Principal Business Office or, if none, Residence:

450 Sansome Street, Suite 1500

San Francisco, CA  94111

Item 2(c).

Citizenship:

Reference is made to Item 4 of Page 2 of this Schedule 13G (this “Schedule”), which Items are incorporated by reference herein.

Item 2(d).

Title of Class of Securities:

Common Stock

Item 2(e).

CUSIP Number:

811656107

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐

(a)

Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

☐

(b)

Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐

(c)

Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

☐

(d)

Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

☒

(e)

An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐

(f)

An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☐

(g)

A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

☐

(h)

A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐

(i)

A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐

(j)

Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP NO. 521168104 13 G Page 4 of 5 Pages

Item 4.

Ownership:

N/A

Item 5.

Ownership of Five Percent or Less of a Class:

N/A

Item 6.

Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

N/A

Item 8.

Identification and Classification of Members of the Group:

N/A

Item 9.

Notice of Dissolution of Group:

N/A

Item 10.

Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 13 G Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2010	PHILADELPHIA FINANCIAL MANAGEMENT OF SAN FRANCISCO, LLC By: /s/ Rachael Clarke Rachael Clarke, Member